UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Eagle Point Trinity Senior Secured Lending Company
(Name of Subject Company (Issuer))

Eagle Point Trinity Senior Secured Lending Company

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

26983E105

(CUSIP Number of Class of Securities)

Eagle Point Credit Management LLC

600 Steamboat Road, Suite 202

Greenwich, CT 06830

(203) 340-8500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

COPIES TO:

Harry S. Pangas, Esq. Darius I. Ravangard, Esq.
Alexander C. Karampatsos, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on May 28, 2026, by Eagle Point Trinity Senior Secured Lending Company (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the Shares outstanding as of the prior calendar quarter end, subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on May 28, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 5:00 p.m., Eastern Time, on June 26, 2026.

2.	No Shares were validly tendered prior to the expiration of the Offer. As a result and in accordance with the terms of the Offer, no payments were made to Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

EAGLE POINT TRINITY SECURED LENDING COMPANY

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer and Chief Accounting Officer
Date:	July 17, 2026